Vanguard Bond Index Funds

Supplement to the Prospectus

In the Investing With Vanguard section, under the heading "Purchasing Shares", the following text replaces similar text:
Transaction Fees on Purchases
Each Fund reserves the right to charge the following transaction fees to investors whose share purchases into the Fund equal or exceed the following amounts: The advisor may impose these transaction fees if an investor's aggregate purchases into a Fund over a twelve-month period exceed, or are expected to exceed, the indicated amounts.
Vanguard Fund Transaction Fee Aggregate Purchases
Total Bond Market Index Fund      0.25% Over $500 million
Short-Term Bond Index Fund        0.15 Over $100 million
Intermediate-Term Bond Index Fund 0.25 Over $100 million
Long-Term Bond Index Fund         0.50 Over $100 million

2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 84 102013